UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2016

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS DECISIONS OF ITS BOARD OF DIRECTORS
Moscow, Russia — May 31, 2016 – Mechel PAO (NYSE: MTL, MOEX: MTLR), a leading
Russian mining and metals company, announces the decisions made by its Board of
Directors.
Mechel PAO’s Board of Directors decided on May 30, 2016 to approve recommendations to the general meeting of shareholders regarding the payment of dividends based upon the results of the 2015 fiscal year:
• the Board recommended not to pay an annual dividend with respect to ordinary shares;
• the Board recommended an annual dividend of 0.05 rubles per one preferred share.
Dividends must be paid by bank transfer within the time period and according to form prescribed by Russian law.
The Board of Directors also recommended the general meeting of Mechel PAO’s shareholders to approve dividing part of accumulated profit from previous years as follows:
• to allocate 6,937,845.75 rubles for payment of dividends for listed preferred shares;
• to leave the remainder of accumulated profit from previous years
31,904,551,427.37 rubles unallocated.
The Board of Directors also decided to add the following candidates to the list of proposed members to the Board of Directors, to be voted upon by the annual general meeting of shareholders due to be held on June 30, 2016, in compliance with Russian law on joint ventures, part 7, article 53:
• Alexander N. Shokhin,
• Alexander D. Orischin,
• Alexander N. Kotsky,
• Viktor A. Trigubko.
The Board of Directors has earlier recommended the following people as candidates to the Board to be voted upon at the general meeting of Mechel PAO’s shareholders:
• Oleg V. Korzhov;
• Tigran G. Khachaturov;
• Vladimir Yu. Korovkin;
• Yury N. Malyshev;
• Igor V. Zyuzin.
The Board of Directors also recommended the general meeting of shareholders to set the date for determining the list of persons entitled to receive dividends for preferred shares on July 11, 2016.
The annual general meeting of shareholders will be held on June 30, 2016 at the following address: Russia, Moscow, Leningradsky Prospect, 40, Petroff Palace -
Petrovskiy Putevoy Dvorets.
***
Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is an international mining and steel company which employs 66,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: May 31, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO